Filed by BTG, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: BTG, Inc.
Commission File No.0-25094

	BTG Incorporated	Investors Contact:	Editors Contact:

	3877 Fairfax Ridge Road Fairfax, VA 22030-7448 703-383-8000	John Graham Vice President, Corporate Affairs	Theda Parrish Communications 703-383-8145

News Release	FAX: 703-383-8999 info@btg.com www.btg.com	703-383-8147 Fax: 703-383-4070 Investor@btg.com	703-573-8135 (Home) tparrish@btg.com CorpComm@btg.com

BTG To Be Acquired By Titan

Fairfax, Virginia, September 20, 2001 — BTG, Inc. (Nasdaq: BTGI), an information systems and technical services company, announced today that it has entered into a definitive agreement to be acquired by Titan Corporation (NYSE: TTN) for $13.35 per BTG share or approximately $141.9 million, payable in both Titan common stock and cash. The transaction is expected to be accretive to Titan’s earnings once the integration of BTG and Titan is completed in 2002. The acquisition will be accounted for as a purchase and is expected to close by the end of 2001.

Founded in 1982, BTG has been providing systems and solutions development, analysis and consulting, integration and support services to U.S. defense and intelligence customers as well as to other government customers for almost twenty years. Areas of expertise include information collection and analysis, warfare modeling and simulation, software and systems integration, network design and architecture, and information and network security.

BTG President and CEO Ed Bersoff, who founded the company, said, “The acquisition by Titan is very exciting and extremely positive for each of BTG’s stakeholders: our employees, our customers, and our shareholders. Becoming part of a larger company is the next step in the advancement of BTG, and each of our stakeholders will be served well by this merger.”

Eric M. DeMarco, Executive Vice President and Chief Operating Officer of Titan, said, “BTG’s core competency in providing government information technology solutions and services is highly complementary to our existing operations at Titan Systems. While our capabilities are similar, there is little overlap in our customer base. As a result, this acquisition will further expand Titan Systems’ reach into the U.S. military and intelligence operations market and provide us with new opportunities to aggressively pursue new business. In addition, the synergies achieved by combining BTG with Titan Systems should allow us to significantly improve BTG’s operating margins, creating value for both Titan and BTG shareholders.”

“With the acquisition of BTG, Titan Systems should approach nearly $1.3 billion in revenues next year, with approximately $1 billion of that revenue generated by contracts for government information technology services and the remainder comprised of product sales and government funded research and development projects. As with each of our

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BTG to be Acquired by Titan
September 20, 2001

subsidiaries, our goal for Titan Systems has been to create a company well positioned in its key market for long-term growth and capable of becoming an independent stand alone company. With $1 billion in government information technology service revenue, we believe we have achieved the goal that we set out to accomplish only a few years ago,” said Gene W. Ray, Chairman, President and CEO of Titan.

Under the terms of the definitive agreement, a newly formed subsidiary of Titan will be merged with and into BTG, with BTG surviving the merger as a wholly owned subsidiary of Titan. All of the outstanding shares of BTG stock will be exchanged for Titan stock and cash pursuant to the terms of the definitive agreement, a copy of which will be filed by Titan with the Securities and Exchange Commission. The merger is subject to the satisfaction of customary closing conditions, the approval of BTG’s shareholders and the approval of Titan’s lenders.

Titan intends to file a Registration Statement on Form S-4 and BTG plans to file a Proxy Statement with the Securities and Exchange Commission in connection with the transaction. Titan and BTG expect to mail a Proxy Statement/Prospectus to stockholders of BTG. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

BTG is an information systems and technical services firm that provides computer-based solutions for clients in the private sector and in federal, state, and local governments. Additional information about BTG is available on the web at www.btg.com, by e-mail at info@btg.com, or by calling 703-383-8140.

Headquartered in San Diego, The Titan Corporation creates, builds and launches technology-based businesses, offering innovative technical solutions. Three of Titan’s four core businesses develop and deploy communications and information technology solutions and services. In addition, Titan’s SureBeam (Nasdaq: SURE) subsidiary markets the leading technology for the electronic pasteurization of food products and Titan is continually identifying promising technologies suitable for commercialization. The company has 7,800 employees and annualized sales of approximately $1.1 billion.

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BTG-01-23

BTG to be Acquired by Titan
September 20, 2001

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward-looking statements include BTG’s belief that the acquisition of BTG will allow Titan to expand its presence with government customers and that BTG has expertise in areas that are highly complementary to Titan’s internal capabilities and that their operations can be easily integrated into Titan. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include contract termination risks, risks associated with acquiring other companies, including integration risks, the risks of doing business in developing countries and international markets including foreign currency risks, and other risks described in BTG’s Securities and Exchange Commission filings.

Titan and BTG will file with the Securities and Exchange Commission a proxy statement/prospectus and other documents regarding the proposed business combination transaction referred to in the foregoing information. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to security holders of BTG seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when they are available) and other documents filed by Titan and BTG with the Commission at the Commission’s web site at www.sec.gov. The definitive proxy statement/prospectus and other documents also may be obtained for free by directing a request to: BTG, Inc. 3877 Fairfax Ridge Road, Fairfax, Virginia 22030, Attn: Investor Relations (ph: 703-383-8140) or The Titan Corporation, 3033 Science Park Road, San Diego, California 92121, Attn: Investor Relations (ph.: 858-552-9400). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

BTG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BTG securityholders. Securityholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.